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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                                Cryptologic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228906103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Fund I, L.P., a Delaware limited partnership (IRS Identification No.
                           06-1503284, the sole general partner of which is Green River Management I, L.L.C., a
                           Delaware limited liability company.  The managing members of Green River Management I,
                           L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only


                           Citizenship or Place of Organization

--------------------------------------------------------------------------------------------------------------------
              4.           A Delaware limited partnership.  The sole general partner is a Delaware limited liability company whose members are U.S. citizens.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       555,775 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       555,775 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           555,775 shares of Common Stock

--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X

--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              2.98%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           PN

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Fund II, L.P., a Delaware limited partnership (IRS Identification No.
                           06-1565217, the sole general partner of which is Green River Management I, L.L.C., a
                           Delaware limited liability company.  The managing members of Green River Management I,
                           L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only

--------------------------------------------------------------------------------------------------------------------
              4.           Citizenship or Place of Organization
                           A Delaware limited partnership.  The sole general partner is a Delaware limited liability company whose members are U.S. citizens.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       73,562 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       73,562 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           73,562 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X
--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              0.39%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           PN

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Offshore Fund, Ltd., a Cayman Islands company, the fund manager of which is Green River Offshore Fund Management Company, L.L.C., a Delaware
                           limited liability company. The managing members of Green River Offshore Fund
                           Management Company, L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only

--------------------------------------------------------------------------------------------------------------------
              4.           Citizenship or Place of Organization
                           A Cayman Island company.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       316,163 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       316,163 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           316,163 shares of Common Stock

--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X

--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              1.69%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           CO

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
ITEM 1.

                 (a)                 Name of Issuer

                                              Cryptologic Inc.'

                 (b)                 Address of Issuer's Principal Executive Offices

                                              1867 Yonge Street
                                              Ontario, M45 1Y5
                                              Canada


ITEM 2.
                 (a)                 Name of Person Filing

                                      (i)  Green River Fund I, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund I, L.P. is Green River
                                           Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:
                                           Michael R. Stone and Daniel J. O'Brien, whom the business address of each is 177 Broad Street, Stamford, CT 06901.

                                      (ii) Green River Fund II, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund II, L.P. is Green River
                                           Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:
                                           Michael R. Stone and Daniel J. O'Brien, whom the business address of each is 177 Broad Street, Stamford, CT 06901.

                                     (iii) Green River Offshore Fund, Ltd. is a Cayman Islands company with a registered office at Hemisphere Fund Managers Limited, 3rd Floor, Harbour
                                           Center, P.O. Box 30362. 5MB, George Town, Grand Cayman, Cayman Islands.
                                           The name of the fund manager of Green River Offshore Fund, Ltd., is Green
                                           River Offshore Fund Management Company, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford,
                                           CT 06901.  The names and business address of the managing members of
                                           Green River Offshore Fund Management Company, L.L.C. are: Michael R.
                                           Stone and Daniel J. O'Brien, whom the business address of each is
                                           177 Broad Street, Stamford, CT 06901.

                 (b)                 Address of Principal Business Office or, if none, Residence

                                     (i)   Green River Fund I, L.P.
                                           177 Broad Street
                                           Stamford, CT 06901

                                     (ii)  Green River Fund II, L.P.
                                           177 Broad Street
                                           Stamford, CT 06901

                                     (iii) Green River Offshore Fund, Ltd.
                                           177 Broad Street
                                           Stamford, CT 06901

                 (c)                 Citizenship

                                     (i)   Green River Fund I, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. The managing members of the general partner are citizens of the United States.

--------------------------------------------------------------------------------------------------------------------
                                     (ii)  Green River Fund II, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. The managing members of the general partner are citizens of the United States.

                                     (iii) Green River Offshore Fund, Ltd. is a Cayman Islands company. The fund manager is a Delaware limited liability company. The managing members are citizens of the United States.

                 (d)                 Title of Class of Securities

                                           Common Stock

                 (e)                 CUSIP Number 228906103



ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE
                 PERSON FILING IS A:
                 (a)                 [ ]                         Broker or dealer registered under section 15 of the
                                                                 Act (15 U.S.C. 78o).
                 (b)                 [ ]                         Bank as defined in section 3(a)(6) of the Act (15
                                                                 U.S.C. 78c).
                 (c)                 [ ]                         Insurance company as defined in section 3(a)(19) of
                                                                 the Act (15 U.S.C. 78c).
                 (d)                 [ ]                         Investment company registered under section 8 of the
                                                                 Investment Company Act of 1940 (15 U.S.C 80a-8).
                 (e)                 [ ]                         An investment adviser in accordance with
                                                                 ss.240.13d-1(b)(1)(ii)(E);
                 (f)                 [ ]                         An employee benefit plan or endowment fund in
                                                                 accordance withss.240.13d-1(b)(1)(ii)(F);
                 (g)                 [ ]                         A parent holding company or control person in
                                                                 accordance withss.240.13d-1(b)(1)(ii)(G);
                 (h)                 [ ]                         A savings associations as defined in Section 3(b) of
                                                                 the Federal Deposit Insurance Act (12 U.S.C. 1813);
                 (i)                 [ ]                         A church plan that is excluded from the definition
                                                                 of an investment company under section 3(c)(14) of
                                                                 the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                 (j)                 [ ]                         Group, in accordance withss.240.13d-1(b)(1)(ii)(J).



ITEM 4.          OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of December 31, 2001.

                 (a)                 Amount beneficially owned:

                                     (i)   Green River Fund I, L.P. is the beneficial owner of 555,775 shares.

                                     (ii)  Green River Fund II, L.P. is the beneficial owner of 73,562 shares.

                                     (iii) Green River Offshore Fund, Ltd. is the beneficial owner of 316,163 shares.

--------------------------------------------------------------------------------------------------------------------
                 (b)                 Percent of class:

                                     (i) 2.98% for Green River Fund I, L.P.

                                     (ii) 0.39% for Green River Fund II, L.P.

                                     (iii) 1.69% Green River Offshore Fund, Ltd.

                 (c)                 Number of shares as to which the person has:

                                     (i)  Sole power to vote or to direct the vote

                                          555,775 shares for Green River Fund I, L.P.;

                                          73,562 shares for Green River Fund II, L.P.; and

                                          316,163 shares for Green River Offshore Fund, Ltd.

                                     (ii) Shared power to vote or to direct the vote.

                                          0 shares for Green River Fund I, L.P.;

                                          0shares for Green River Fund II, L.P.; and

                                          0shares for Green River Offshore Fund, Ltd.

                                     (iii) Sole power to dispose or to direct the disposition of.

                                          555,775 shares for Green River Fund I, L.P.;

                                          73,562 shares for Green River Fund II, L.P.; and

                                          316,163 shares for Green River Offshore Fund, Ltd.

                                     (iv) Shared power to dispose or to direct the disposition of.

                                          0 shares for Green River Fund I, L.P.;

                                          0 shares for Green River Fund II, L.P.; and

                                          0 shares for Green River Offshore Fund, Ltd.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
INSTRUCTION: Dissolution of a group requires a response to this item.


                  Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                 No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Green River Fund I, L.P., Green River Fund II, L.P. and Green River Offshore Fund, Ltd.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

ITEM 10.         CERTIFICATION
                 (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                                          By signing below I certify that, to
                                          the best of my knowledge and belief,
                                          the securities referred to above were
                                          acquired and are held in the ordinary
                                          course of business and were not
                                          acquired and are not held for the
                                          purpose of or with the effect of
                                          changing or influencing the control of
                                          the issuer of the securities and were
                                          not acquired and are not held in
                                          connection with or as a participant in
                                          any transaction having that purpose or
                                          effect.

                 (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                                          By signing below I certify that, to
                                          the best of my knowledge and belief,
                                          the securities referred to above were
                                          not acquired and are not held for the
                                          purpose of or with the effect of
                                          changing or influencing the control of
                                          the issuer of the securities and were
                                          not acquired and are not held in
                                          connection with or as a participant in
                                          any transaction having that purpose or
                                          effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      January __, 2002


                      GREEN RIVER FUND I, L.P.

                      By:      Green River Management I, L.L.C., General Partner


                      By:      __________________________________________
                               Daniel J. O'Brien, Managing Member


                      GREEN RIVER FUND II, L.P.

                      By:      Green River Management I, L.L.C., General Partner


                      By:      __________________________________________
                               Daniel J. O'Brien, Managing Member


                      GREEN RIVER OFFSHORE FUND, LTD.


                      By:      __________________________________________
                               Daniel J. O'Brien, Director






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.
ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




http://www.sec.gov/divisions/corpfin/forms/13g.htm
LAST UPDATE: 06/04/2001

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

       (l) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each membeR of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

       (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].

       (3) The third row is for SEC internal use; please leave blank.

       (4) CITIZENSHIP OR PLACE OF ORGANIZATION--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC.--Rows (5) through (9) inclusive, and (11) (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
      (10) Check if the aggregate amount reported as beneficially owned in row
           (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
      (12) TYPE OF REPORTING PERSON--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G)
           and place the appropriate symbol on the form:
           CATEGORY                                                       SYMBOL
           Broker Dealer                                                  BD
           Bank                                                           BK
           Insurance Company                                              IC
           Investment Company                                             IV
           Investment Adviser                                             IA
           Employee Benefit Plan, Pension Fund, or Endowment Fund         EP
           Parent Holding Company/Control Person                          HC
           Savings Association                                            SA
           Church Plan                                                    CP
           Corporation                                                    CO
           Partnership                                                    PN
           Individual                                                     IN
           Other                                                          OO


NOTES: Attach as many copies of the second part of the cover page as are needed, one reporting person per page. Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
           Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

CUSIP No. .............................  13G

                                                                     Exhibit A


                               JOINT FILING AGREEMENT
                               ----------------------

         In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Cryptologic Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on January __, 2002.


                         GREEN RIVER FUND I, L.P.

                         By: Green River Management I, L.L.C., General Partner


                         By:
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member


                         GREEN RIVER FUND II, L.P.

                         By: Green River Management I, L.L.C., General Partner


                         By:
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member


                         GREEN RIVER OFFSHORE FUND, LTD.

                         By: Green River Offshore Fund Management
                             Company, L.L.C.

                         By:
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member